As filed with the Securities and Exchange Commission on October 16, 2014	Registration No. [___]-[___]

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM F-6

REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

Sumitomo Heavy Industries, Ltd.

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer’s name in English)

Japan

(Jurisdiction of incorporation or organization of issuer)

ConvergEx Depositary, Inc.

(Exact name of depositary as specified in its charter)

1633 Broadway, 48th Floor
New York, New York 10019
(212) 259 -5543
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

ConvergEx Depositary, Inc. — DEPOSITARY RECEIPTS DEPARTMENT
1633 Broadway, 48th Floor
New York, New York 10019
(212) 259 -5543
(Name, address, including zip code, and telephone number, including area code of agent for service)

Copies to:

Richard M. Kosnik, Esq.	Mildred Quinones-Holmes, Esq.
Jones Day	Thompson Hine LLP
222 East 41st Street	335 Madison Avenue
New York, New York 10017	New York, New York 10017

It is proposed that this filing become effective under Rule 466:	☒ immediately upon filing.

☐ on [Date] at [time].

If a separate registration statement has been filed to register the deposited shares, check the following box: ☐

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CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares (“ADSs”), each ADS representing the right to receive five (5) shares of common stock of Sumitomo Heavy Industries, Ltd.	5,000,000 ADSs	$0.05	$250,000	$29.05
*	Each unit represents one ADS.
**	Estimated solely for the purpose of calculating the registration fee. Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of ADSs.

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PART I

INFORMATION REQUIRED IN PROSPECTUS

Cross Reference Sheet

Item 1. DESCRIPTION OF SECURITIES TO BE REGISTERED

Item Number and Caption		Location in Form of American Depositary Receipt (“Receipt”) Filed herewith as Prospectus

1.	Name of Depositary and address of its principal executive office	Face of Receipt — Introductory Article
2.	Title of Receipts and identity of deposited securities	Face of Receipt — Top center
Terms of Deposit:

(i)	The amount of deposited securities represented by one American Depositary Share (“ADS”)	Face of Receipt — Upper right corner
(ii)	The procedure for voting, if any, the deposited securities	Reverse of Receipt — Paragraphs 12, 14 and 17
(iii)	The procedure for collecting and distributing dividends	Face of Receipt — Paragraphs 4 and 8 Reverse of Receipt — Paragraphs 13, 14 and 19

(iv)	The procedure for transmitting notices, reports and proxy soliciting material	Reverse of Receipt — Paragraphs 11, 12 and 16
(v)	The sale or exercise of rights	Reverse of Receipt — Paragraphs 13 and 14

(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Face of Receipt — Paragraphs 4 and 8 Reverse of Receipt — Paragraphs 13, 14, 16 and 17
(vii)	Amendment, extension or termination of the deposit arrangements	Reverse of Receipt — Paragraphs 18 and 19 (no provision for extension)
(viii)	The rights that holders of Receipts have to inspect the transfer books of the Depositary and the list of Receipt holders	Face of Receipt — Paragraph 3
(ix)	Any restrictions on the right to transfer or withdraw the underlying securities	Face of Receipt — Paragraphs 1, 2, 4, 5 and 6 Reverse of Receipt — Paragraphs 15, 16 and 17

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(x)	Any limitation on the Depositary's liability	Face of Receipt — Paragraphs 1, 2, 4, 6 and 8; Reverse of Receipt — Paragraphs 12, 13, 15, 16 and 17

3.	Fees and charges that may be imposed directly or indirectly upon a holder of Receipts	Reverse of Receipt — Paragraph 20

Item 2. AVAILABLE INFORMATION	Reverse of Receipt — Paragraph 11

Based on the reasonable, good faith belief of the Depositary after exercising reasonable diligence, the registrant represents that, as of the date hereof, Sumitomo Heavy Industries, Ltd. (the “Company”) publishes information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, on its internet website or through an electronic information delivery system generally available to the public in the Company’s primary trading market. The address of the Company’s internet website, as of the date hereof, is http://www.shi.co.jp/english/ir/index.html.

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PROSPECTUS

IN ACCORDANCE WITH GENERAL INSTRUCTIONS III. B OF FORM F-6, THIS PAGE AND THE FORM OF AMERICAN DEPOSITARY RECEIPT ATTACHED AS AN EXHIBIT TO THIS F-6 REGISTRATION STATEMENT CONSTITUTE THE PROSPECTUS RELATING TO THE AMERICAN DEPOSITARY SHARES TO BE ISSUED PURSUANT TO THIS F-6 REGISTRATION STATEMENT.

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3. EXHIBITS

(a)          The agreement between ConvergEx Depositary, Inc., as depositary (the “Depositary”), and all holders and beneficial owners from time to time of American Depositary Shares registered hereunder is contained in the form of American Depositary Receipt itself, constituting the Prospectus filed as a part of this Registration Statement. — Filed herewith.

(b)          Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities. — None.

(c)          Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. — None.

(d)          Opinion of Thompson Hine LLP, counsel for the Depositary, as to the legality of the securities to be registered. — Filed herewith.

(e)          Certification under Rule 466. — Filed herewith.

Item 4. UNDERTAKINGS

(a)          The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities, and (2) made generally available to the holders of the underlying securities by the issuer.

(b)          The Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request. The Depositary undertakes to notify each registered holder of a Receipt thirty days before any change in the fee schedule.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on the sixteenth day of October, 2014.

Legal entity created by the agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares for shares of Sumitomo Heavy Industries, Ltd.

ConvergEx Depositary, Inc., as Depositary

By: /S/ ANDREW P. LEVINE

Name: Andrew P. Levine
Title:   CEO

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Index of Exhibits

Exhibit	Document	Sequentially Numbered Page
(a)	Form of ADR	9
(d)	Opinion of Counsel to the Depositary	21
(e)	Rule 466 Undertaking	23

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